                                                 TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 – 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD ADDS PAUL VAN EEDEN TO BOARD OF DIRECTORS

Vancouver, BC, Canada – September 27, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has appointed Paul van Eeden (B.Sc.) to its board of directors and has offered Paul an exclusive private placement.

Paul is an independent businessman with over 25 years' experience. He is the president of Cranberry Capital Inc., which, through its subsidiaries is involved in equity financing, lending, mergers and acquisitions and consulting to mineral exploration companies. Paul is well known for his macro-economic research on monetary inflation and the gold price.

The private placement will raise $500,000 through the issuance of 1,000,000 units at a price of $0.50 per unit (the “Unit”).  Each Unit will consist of one common share and one common share purchase warrant, with each warrant entitling the subscriber to purchase one additional common share in the capital of the Company at a price of $0.75 for a period of two years from the date of closing of the private placement.  The private placement is subject to compliance with applicable securities laws and to receipt of regulatory approval.

The Directors have also today granted Stock Options to directors, officers, employees and consultants on 1,895,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.56 per share, which price is the last closing price of the Company’s shares prior to the date of grant.  The options granted will vest 50% immediately, and 50% in twelve months from date of grant.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Piedmont Mining Company Inc., Montezuma Mines Inc., NuLegacy Corporation, Red Eagle Mining Corporation and Ramelius Resources Ltd.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.